“[ * ]” denotes confidential information omitted and filed separately with the Securities and Exchange Commission) pursuant to a request for confidential treatment under 17 C.F.R. § 200.83 of the Freedom of Information Act (the “FOIA”) (5 U.S.C. §552) as amended.
Matthew V. Booty: (773) 961-2345
December 19, 2008
VIA FACSIMILE AND FEDERAL EXPRESS
Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, N.E.
Washington, D.C. 20549-4561

Re:	Midway Games Inc. Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2007 Filed March 13, 2008 and April 29, 2008, respectively File No. 0-12367
          Dear Ms. Collins:
          Reference is made to your letter dated November 19, 2008 regarding comments by the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) with respect to the above-captioned filings of Midway Games Inc. (the “Company” or “we”). The Staff comments appear in bold italics and the Company’s response follows.
Form 10-K for the Fiscal Year Ended December 31, 2007
Note 1. Business and Summary of Significant Accounting Policies, page F-9
Revenue Recognition, page F-12
1. We note your response to our prior comment 2 where you indicate that the Company believes hosting services meet the definition of PCS because they represent the right to receive services after the software license period begins. Considering this service is essential to the multi-player online feature of your games and, as indicated in your response, a “significant feature” in the game play, please explain further how you determined that hosting the on-line play feature should be considered a “support” service provided to your customer. Also, tell us your understanding of how other companies in your industry account for such services. Tell us the name of the game franchise for which the Company determined that the multi-player functionality was a significant feature in the game play and tell us the amount of revenues earned from the sale of this game for each period presented (including fiscal year 2008).
As noted in our response to prior comment 2 in our letter dated November 13, 2008, all online features, including the hosting of multi-player functionality, are considered incidental to our overall product offering and represent an inconsequential deliverable when evaluating revenue recognition in accordance with SOP 97-2. Accordingly, we currently do not defer any revenue related to products containing online features.
We evaluate the significance of online features on a game-by-game basis to determine the appropriate revenue recognition for our titles. The key considerations in this evaluation include the significance of the development effort and the nature of the online features, the significance of the online features to the customers’ anticipated overall game play experience, and the significance of our post sale obligations to customers. In instances where

“[ * ]” denotes confidential information omitted and filed separately with the Securities and Exchange Commission) pursuant to a request for confidential treatment under 17 C.F.R. § 200.83 of the Freedom of Information Act (the “FOIA”) (5 U.S.C. §552) as amended.
Kathleen Collins
Securities and Exchange Commission
December 19, 2008

the online service we provide for a specific game would be considered a significant deliverable in addition to the software product, we would then determine if we would account for the transaction as a bundled sale, or as a multiple-element arrangement, in which we sell both the packaged software product and the online service for one price. We do not have vendor-specific objective evidence of fair value for online functionality as we currently do not separately charge our customers for this service. Therefore, if the online functionality we provide were determined to be a substantive deliverable, we would recognize the revenue from the bundled sale ratably over the estimated online service period as our performance obligations would extend beyond the sale of the game disk.
We continue to monitor the development of online functionality and its significance to our products and the interactive video game industry. With respect to other companies in our industry, we believe the accounting for online functionality is dependent upon its significance on a game-by-game basis for each company. Based on the current assessment of our obligations related to the online features in our upcoming 2009 titles, we do not expect online features to be a significant deliverable in the overall software arrangement for any of these titles. Therefore, we do not expect to defer revenue related to online features for our 2009 game releases.
Multi-player online functionality is considered a significant feature in our [*] game franchise, which includes [*] released on Microsoft’s Xbox ([*]), [*] released on the PC ([*]), and [*] released on the PC ([*] in U.S. and [*] internationally), Sony’s PlayStation 3 ([*] in U.S. and [*] internationally) and Microsoft’s Xbox 360 ([*] worldwide). However, as discussed below, we determined that our post sale obligation for hosting online features for the [*] game franchise was inconsequential and an insignificant deliverable of the total software product. During the years ended December 31, 2007, 2006 and 2005, we recognized net revenues of [*], respectively, from sales of our [*] games. These amounts represented [*] of our fiscal 2007, 2006 and 2005 net revenues, respectively. During the nine months ended September 30, 2008, we recognized net revenues of [*] from sales of our [*] games, which represented [*] of net revenues for the period.
The [*] game franchise is unique among our product offerings. The games were developed by a third party who also owns the intellectual property, and we published the games. We typically outsource our hosting services to third parties since they are not essential to the functionality of our games. However, as part of our publishing agreement, we are required to provide limited hosting services for the online functionality of the [*] games, primarily to support multi-player gaming. It is also important to note that during the third quarter of 2008, we terminated our publishing agreement and as a result, we do not expect to release any more games in the [*] series going forward.
Depending on the specific platform for each game, there is more than one method of facilitating online multi-player gaming. For games developed on the PlayStation 3 platform, consumers must access Sony’s online network to initiate online play. Once consumers are on this network, they may connect with other players and host their own games, or they may access our servers to engage players and host games. Sony does not charge the game players for this online service and does not report online usage statistics to its customers. Microsoft hosts its own Xbox Live online service for the Xbox and Xbox 360 platforms. Once consumers access Xbox Live, they may connect with other players and host their own games, or they may access our servers. Consumers must pay Microsoft an annual fee to access online features for all games Microsoft hosts. Although Microsoft does not provide online usage statistics for the Xbox, it does provide these statistics for the Xbox 360 to its customers. Online play for PC games is similar but initiated through the internet at no additional charge. Because individuals can easily host their own online play without using a third party, online play statistics for the PC are not reported to customers.

“[ * ]” denotes confidential information omitted and filed separately with the Securities and Exchange Commission) pursuant to a request for confidential treatment under 17 C.F.R. § 200.83 of the Freedom of Information Act (the “FOIA”) (5 U.S.C. §552) as amended.
Kathleen Collins
Securities and Exchange Commission
December 19, 2008

Our publishing agreement requires us to maintain a specific number of servers per platform to host a certain level of online players. For our [*], [*] and [*] games, we determined that during peak online play times, the maximum number of players we can host at any point in time represented [*], [*] and [*] of all games sold for each title through the nine months ended September 30, 2008, respectively. For our [*] game released on the Xbox 360 in [*], we also determined that during peak online play times, the maximum number of players we can host represented [*] of all players engaged in online play using the Xbox 360. While we do not have the ability to report actual online usage of our servers, these percentages represent our maximum hosting obligation under our publishing agreement.
In summary, we concluded that the hosting services we provide for the [*] game franchise are not critical to the overall game play experience and do not represent a significant post sale obligation to our customers. As such, these services are inconsequential and represent an insignificant deliverable of the total [*] product offering.
Please be advised that the Company acknowledges:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We appreciate your assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned regarding any questions, comments or requests for additional information you might have.

Very truly yours,

MIDWAY GAMES INC.

/s/ Matthew V. Booty

Matthew V. Booty
President and Chief Executive Officer
MVB/rcs